November 21, 2005

Mr. William Choi

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 3561

Judiciary Plaza

450 Fifth Street NW

Washington, D.C. 20549-0405

Re:	Royal BodyCare, Inc.
Form	10-K for the Year Ended December 31, 2004
Filed	March 31, 2005
Form	10-Q for the Quarter Ended June 30, 2005
Filed	August 12, 2005
File	No. 0-50417

Dear Mr. Choi:

Following a telephone conversation with Mr. Bill Thompson last week, the Company prepared Form 10-K/A to address the matters described in comment no. 1 in your letter dated October 20, 2005. The proposed Form 10-K/A follows this transmittal letter and is being provided for your review prior to filing. If this Form 10-K/A satisfactorily addresses the Staff’s comments, we will proceed with formally filing this report.

If you have any further comments, please direct them to my attention.

Sincerely,

/s/ Steven E. Brown
Steven E. Brown Vice President-Finance and Chief Financial Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 000-50417

Royal BodyCare, Inc.

(Exact name of registrant as specified in its charter)

Nevada	91-2015186
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

2301 Crown Court Irving, Texas	75038
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 972-893-4000

Securities Registered Pursuant to Section 12(b) of the Act: None

Securities Registered Pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value

(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No  ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes  ☐ No ☑.

On March 18, 2005, the closing price of Registrant’s common stock sold was $0.17 per share. On such date, 6,491,406 shares of Registrant’s Common Stock were held by non-affiliates. Based upon the price on such date, the aggregate market value of Registrant’s voting stock held by non-affiliates on that date was $1,103,539 (6,491,406 shares times $0.17 per share).

As of March 18, 2005, 20,056,294 shares of the registrant’s Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Items 10, 11, 12, 13, and 14 of Part III hereof is incorporated by reference to the Registrant’s definitive proxy statement to be filed no later than 120 days after the close of Registrant’s year end.

EXPLANATORY NOTE

This Form 10-K/A is being filed to amend and restate Item 9A of Part II of the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (“2004 10-K”), which was filed with the Securities and Exchange Commission on March 31, 2005 by Royal BodyCare, Inc. (the “Company”). To conform to the requirements of SEC Regulation S-K, this amendment amends and restates disclosure in Item 9A concerning the design of the Company’s disclosure controls and procedures and the conclusion of the Chief Executive Officer and the Chief Financial Officer regarding the effectiveness of these disclosure controls and procedures as of December 31, 2004. In addition, this amendment amends and restates the signature page of the 2004 10-K to identify the individual signing in the capacity of principal accounting officer.

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are being filed as exhibits to this Form 10-K/A under Item 15.

For purposes of this Form 10-K/A, and in accordance with Rule 12b-15 under the Exchange Act, Item 9A and Item 15 of the 2004 10-K have been amended and restated in their entirety. No changes have been made in this Form 10-K/A that modify or update other disclosures as presented in the original 2004 10-K.

PART II

Item 9A.	Controls and Procedures

As required by Rule 13a-15(b) and Rule 15d-15(b) under the Securities Exchange Act of 1934 (the “Exchange Act”), our management, including our Chief Executive Officer and Chief Financial Officer, evaluated as of December 31, 2004, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures, as of December 31, 2004, were effective for the purpose of ensuring that information required to be disclosed by us in this report is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosures.

We believe, however, that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls systems are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, within a company have been detected.

There has been no change in internal controls over financial reporting that occurred during the quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART IV

Item 15.	Exhibits and Financial Statement Schedules.

(b)	Exhibits.

Ex. No.	Description

3.1	Articles of Incorporation(1)

3.2	Bylaws(1)

3.3	Amendment No. 1 to Bylaws(2)

4.1	Specimen copy of Certificate for Common Stock(1)

4.2	Specimen copy of 10% Convertible Notes issued in 1997(3)

4.3	The 2003 Stock Incentive Plan(4)

10.2	Form of Member Agreement and Policies with Distributors(3)

10.3	Form of Indemnification Agreement(1)

10.4	Real Estate Purchase Agreement(5)

10.5	Employment Agreement with Clinton H. Howard(6)

10.6	Employment Agreement with Wayne R. Holbrook(8)

10.7	Employment Agreement with Kenneth L. Sabot(8)

10.8	Employment Agreement with Steven E. Brown(8)

10.9	Employment Agreement with Dennis N. Windsor(8)

10.10	Employment Agreement with G. Trevor Scofield(8)

10.11	Employment Agreement with Jerry L. Phelps(8)

10.12	Employment Agreement with Paul R. Miller(8)

10.13	Exclusive Distributorship Agreement with Coral Club International, Inc.(9)

14.1	Code of Ethics(8)

21.1	List of company subsidiaries(10)

23.1	Consent of Grant Thornton LLP, independent registered public accountants to incorporation of reports by reference(10)

23.2	Consent of legal counsel, Gardere Wynne Sewell LLP(7)

24.1	Power of Attorney(7)

31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

32.1	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

32.2	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*	Filed herewith

(1)	Incorporated by reference to the Annual Report on Form 10-K filed April 26, 2000
(2)	Incorporated by reference to the Quarterly Report on Form 10-Q filed November 14, 2003
(3)	Incorporated by reference to the Annual Report on Form 10-K/A filed May 7, 1999
(4)	Incorporated by reference to the Current Report on Form 8-K filed September 29, 2003
(5)	Incorporated by reference to the Quarterly Report on Form 10-Q filed November 13, 2000
(6)	Incorporated by reference to the Current Report on Form 8-K filed December 2, 2003
(7)	Incorporated by reference to the registration statement filed on Form S-8 filed October 15, 2003
(8)	Incorporated by reference to the Annual Report on Form 10-K filed December 31, 2003
(9)	Incorporated by reference to the Current Report on Form 8-K filed July 20, 2004
(10)	Incorporated by reference to the Annual Report on Form 10-K filed March 31, 2005

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned thereunto duly authorized.

ROYAL BODYCARE, INC., a Nevada corporation

Date: November , 2005	By:	/s/ Clinton H. Howard
Clinton H. Howard, Chief Executive Officer

Date: November , 2005	By:	/s/ Steven E. Brown
Vice President-Finance and Chief Financial Officer

Exhibit 31.1

RULE 13A-14(A)/15D-14(A) CERTIFICATIONS

CERTIFICATION

I, Clinton H. Howard, certify that:

1.	I have reviewed this report on Form 10-K/A of Royal BodyCare, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	[Intentionally omitted];

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November     , 2005

/s/ Clinton H. Howard

Clinton H. Howard

Chief Executive Officer

Exhibit 31.2

RULE 13A-14(A)/15D-14(A) CERTIFICATIONS

CERTIFICATION

I, Steven E. Brown, certify that:

1.	I have reviewed this report on Form 10-K/A of Royal BodyCare, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	[Intentionally omitted];

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November     , 2005

/s/ Steven E. Brown

Steven E. Brown

Vice President-Finance

and Chief Financial Officer

Exhibit 32.1

SECTION 1350 CERTIFICATIONS

In connection with the amended Annual Report of Royal BodyCare, Inc. (the “Company”) on Form 10-K/A for the period ending December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), Clinton H. Howard, Chairman of the Board and Chief Executive Officer of the Company does hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Clinton H. Howard
Clinton H. Howard Chairman of the Board and Chief Executive Officer November , 2005

Exhibit 32.2

SECTION 1350 CERTIFICATIONS

In connection with the amended Annual Report of Royal BodyCare, Inc. (the “Company”) on Form 10-K/A for the period ending December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), Steven E. Brown, Vice President – Finance and Chief Financial Officer of the Company, does hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Steven E. Brown
Steven E. Brown Vice President – Finance and Chief Financial Officer November , 2005